TODAY

Michael Bifolco 11:24 AM

you can invest in the crowdfund here https://wefunder.com/sheperd/ once the legal stuff is set up they'll ask you to complete it - right now it's just a 'reservation' to invest.

Michael Bifolco 40 min

legal stuff I have to say to you "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

👍 1

Juan Gutierrez 34 min

reserved

Hi,

Sorry for the mass email, and I apologize if we haven't caught up in while. For those who don't know, I've been building an exciting consumer app start-up over the past year. We're launching a crowdfunding campaign so i'm reaching out to give you a little background on what we're doing and how you can participate.

Researching purchases on the internet is the worst.

Google search results are either ADs or AI-generated articles optimized to get you to click. Since you can't trust any content on the internet anymore, you turn to reading thousands of reviews from people you don't know, all of which contradict each other.

Wouldn't it be great to skip all of that and just get real information from people who care about the same things as you?

Sheperd is your solution. Sheperd helps you make better and faster decisions. The experience is kind of like a personality test that makes recommendations based on the experience of others similar to you. We're starting with auto and then expanding towards decisions around every product and service. Ultimately, you'll open Sheperd every day to make thousands of decisions each year.

We've made amazing progress over the last few months proving the immense user utility and value through prototype testing Over 4 months we sent 20,000 visitors - here are some highlights:

- 10% of visitors answered over 50 questions with an average of 90
- 30% of these 'super users' saved a car recommendation we made
- 60% of users indicated that they wanted us to find them a dealership

Our CTO, Federico, has just left his day job to work on Sheperd full time and both Nikky and Sangram are ready to do the same. So that they can pay rent and eat instant ramen for the next 12 months, we're finishing out our current round with a $50,000 crowdfunding campaign on Wefunder.

We also recently received a soft commitment from a prominent angel fund in SF with whom we've been talking over the last 6 months. After hitting our milestones they're ready to invest - we just need to close out the rest of this round before they fully commit. What's exciting (besides the additional capital) is that this firm specializes in using its operating experience and network to propel its portfolio companies to a successful seed/pre-seed round. We've already started identifying who in their network will be a good fit.

The minimum investment is only $100 - and that is exactly what we're asking of you. You get the same deal terms as our other investors, and you don't have to be an accredited investor. It's as easy as ordering takeout - you can do it right on this site.

We're currently in Wefunder's pre-launch 'testing the waters' phase which allows us to take reservations for investments without publicly launching. The idea is that we're in a better position to onboard new investors if we launch with a large amount of funds already committed from a large number of investors.

Our second ask is that, after you invest, you share the vision and value of Sheperd with your friends, family, and colleagues and add a testimonial on our Wefunder page telling the world about Sheperd- that it will measurably improve people's lives every day and this is the team to do it

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Please let me know if you have any questions about Sheperd, crowdfunding, Wefunder or anything else. You can find a lot more information and make the investment here on our Wefunder page

These are legal disclosures required by Wefunder: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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VOUCH FOR JOHN

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